For Immediate Release: April 18, 2024
Attention: Business Editors

VERSABANK ANNOUNCES THE RESULTS OF ITS 2024 MEETING OF SHAREHOLDERS

LONDON/ON/CNW/ - VersaBank (TSX: VBNK; NASDAQ: VBNK) ("VersaBank" or the "Bank") reports the results of its 2024 Annual and Special Meeting of Shareholders (the "Meeting") held in London, Ontario on April 17, 2024.

Each of the director nominees listed in VersaBank's Management Information Circular dated February 22, 2024, were elected as directors of the Bank. The detailed results of the vote are as follows, with percentages rounded to two decimal places:

Director		Number of Votes Cast	Percentage of Votes Cast
Robbert-Jan Brabander	In Favour:	6,914,502	95.39 %
	Withheld:	334,060	4.61 %
David A. Bratton	In Favour:	7,096,860	97.96 %
	Withheld:	147,877	2.04 %
Gabrielle Bochynek	In Favour:	6,915,851	95.41 %
	Withheld:	332,711	4.59 %
The Honourable Thomas A. Hockin	In Favour:	7,175,775	99.00 %
	Withheld:	72,787	1.00 %
Peter M. Irwin	In Favour:	7,144,102	98.56 %
	Withheld:	104,460	1.44 %
Richard Jankura	In Favour	7,182,040	99.08 %
	Withheld:	66,522	0.92 %
Arthur Linton	In Favour:	7,180,747	99.06 %
	Withheld:	67,815	0.94 %
Susan T. McGovern	In Favour:	6,897,927	95.16 %
	Withheld:	350,635	4.84 %
Paul G. Oliver	In Favour:	7,166,643	98.87 %
	Withheld:	81,919	1.13 %
David R. Taylor	In Favour:	7,148,656	98.62 %
	Withheld:	99,906	1.38 %

At the Meeting, the Shareholders also approved the appointment of Ernst & Young LLP as auditors of the Bank and the renewal of the Bank's Long-Term Incentive Plan.

VersaBank’s Voting Results with respect to all matters voted upon at the Meeting will be filed on SEDAR at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. ABOUT VERSABANK VersaBank is a Canadian Schedule I chartered (federally licensed) bank with a difference. VersaBank became the world’s first fully digital financial institution when it adopted its highly efficient business-to- business model in 1993 using its proprietary state-of-the-art financial technology to profitably address underserved segments of the Canadian banking market in the pursuit of superior net interest margins while mitigating risk. VersaBank obtains all of its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries that allow them to excel in their core businesses. In addition, leveraging its internally developed IT security software and capabilities, VersaBank established wholly owned, Washington, DC-based subsidiary, DRT Cyber Inc. to safeguard its digital infrastructure and to pursue significant large-market opportunities in cyber security and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities on a daily basis. VersaBank’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the TSX under the symbol VBNK.PR.A. FOR FURTHER INFORMATION, PLEASE CONTACT: LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and Twitter.